



Yadav Events & Food Services LLC (DBA Mr. Momo) Small Business Bond™

Bond Terms:

Bond Yield: 7.00%

Target Raise Amount: $250,000

Offering End Date: August 21, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $50,000

Company Details:

Name: Yadav Events & Food Services LLC

Founded: January 2, 2019

Address: 1533 W Elliot Rd., Suite 101
Gilbert, AZ 85233

Industry: Mobile Food Services

Employees: 5

Website: https://mrmomoaz.com/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (40.00%) – of the proceeds will go towards branding & marketing
$70,000(28.00%) – of the proceeds will go towards equipment
$71,250 (28.50%) of the proceeds will go towards construction
$8,750 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,593 Followers





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$39,356	$100,583	$55,385
Cash & Cash Equivalents	$10,050	$45,307	$18,532
Accounts Receivable	$0	$0	$771
Short-term Debt	$27,099	$28,033	$15,929
Long-term Debt	$0	$0	$0
Revenue	$68,731	$104,076	$131,532
Cost of Goods Sold	$23,757	$5,641	$39,459
Taxes	$0	$0	$0
Net Income	$9,171	$60,293	-$34,614

Recognition:

Yadav Events & Food Services LLC (DBA Mr. Momo) has quickly gained a following of devoted "momotarians," winning Best Food Truck in 2019 and Best Dumplings of the Valley and Best New Chef of the Valley in 2020. They then opened a restaurant in January 2020, but COVID – and a restaurant fire – quickly shut their doors again. In order to keep sharing more momo magic with customers across the valley, they plan to build a centrally-located brick-and-mortar location.

About:

Yadav Events & Food Services LLC (DBA Mr. Momo) is an Arizona-based food truck and small kitchen expanding into their own brick and mortar. In 2007, founder (and original momotarian) Subash Yadav moved to America to study medicine. Soon, he missed his favorite Nepali flavors from home: especially the momo. So, he decided to merge his passion for cooking with a devotion to health and brought Mr. Momo to life in 2019.

For more information, contact our Customer Support Team at support@thesmbx.com

